UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

______________________

FORM 11-K

______________________

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2007

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the transition period from _____________ to _____________

Commission File Number: 000-25597

Umpqua Bank 401(k) and Profit Sharing Plan
(Full title of the Plan)

Umpqua Holdings Corporation
(Name of the issuer of the securities held pursuant to the Plan)

     Umpqua Bank
Plaza One SW Columbia Street, Suite 1200
Portland, OR 97258
(address of principal executive office of the issuer)

REQUIRED INFORMATION

1.	Not Applicable

2.	Not Applicable

3.	Not Applicable

4.	The Umpqua Bank 401(k) and Profit Sharing Plan (the “Plan”) is subject to the requirements of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Furnished herewith are the financial statements and schedules of the Plan for the fiscal year ended December 31, 2007, prepared in accordance with the financial reporting requirements of ERISA.

UMPQUA BANK
401(k) AND PROFIT SHARING PLAN

__________

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM
AND
FINANCIAL STATEMENTS
WITH
SUPPLEMENTAL SCHEDULES

_________

DECEMBER 31, 2007 AND 2006

CONTENTS

PAGE
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS
Statements of net assets available for benefits	2
Statement of changes in net assets available for benefits	3
Notes to financial statements	4 – 7

SUPPLEMENTAL SCHEDULES
Schedule H, Line 4(i) – Schedule of assets (held at end of year)	8 – 9
Schedule H, Line 4(j) – Schedule of reportable transactions	10

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees
Umpqua Bank 401(k) and Profit Sharing Plan

We have audited the accompanying statements of net assets available for benefits of the Umpqua Bank 401(k) and Profit Sharing Plan (the Plan) as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the year ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental information is the responsibility of the Plan’s management. The supplemental information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Portland, Oregon
June 27, 2008

UMPQUA BANK 401(k) AND PROFIT SHARING PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,

	2007	2006

ASSETS
Investments, at fair value:
Mutual funds	$ 56,748,237	$ 45,289,827
Common stock	8,007,802	16,945,990
Individually directed accounts	2,339,210	2,171,380
Participant loans	977,083	946,932

Total investment assets	68,072,332	65,354,129

Receivables:
Plan merger assets - Note 6	4,030,693	-
Accrued earnings	99,241	95,579
Employer contributions	908,541	1,499,039
Employee contributions	14,124	173,252
Due from broker for securities sold	16,541	40,830

Total receivables	5,069,140	1,808,700

Cash	749,925	5,597,760

TOTAL ASSETS	73,891,397	72,760,589

LIABILITIES
Due to broker for securities purchased	696,761	336,401

NET ASSETS AVAILABLE FOR BENEFITS	$ 73,194,636	$ 72,424,188

See accompanying notes. 2

UMPQUA BANK 401(k) AND PROFIT SHARING PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2007

ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Investment income:
Net depreciation in fair value of investments	$ (3,293,838)
Dividends	309,157
Interest	413,309
Participant loan interest	70,408

(2,500,964)
Less investment expenses	(32,960)

Net investment income	(2,533,924)

Contributions:
Employer	2,241,452
Participant	6,153,000
Rollovers	762,643

9,157,095

Transfer of assets from North Bay Bancorp 401(k) & Profit Sharing Plan - Note 6	4,030,693

Total additions	10,653,864

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Benefits paid to participants	9,581,231
Deemed distributions	155,323
Administrative expenses	146,862

Total deductions	9,883,416

CHANGE IN NET ASSETS	770,448

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	72,424,188

End of year	$ 73,194,636

3 See accompanying notes.

UMPQUA BANK 401(k) AND PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE 1 – DESCRIPTION OF PLAN

The following description of the Umpqua Bank 401(k) and Profit Sharing Plan (the Plan) provides only general information. Participants should refer to the Plan Agreement, as amended, for a more complete description of Plan provisions.

General – The Plan is a 401(k) salary deferral and profit sharing plan covering substantially all employees of Umpqua Holdings Corporation and Subsidiaries (the Company), and is subject to provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Company is the Plan’s sponsor and serves as plan administrator.

Eligibility – Employees of the Company are eligible to participate in the Plan upon reaching age 18 and after completing one hour of service.

Contributions – Participants may elect to contribute 100% of eligible compensation to the Plan each year. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. The Plan includes a discretionary Company contribution match of up to 6% of the employee’s contribution. The Company makes a discretionary profiting sharing contribution to be allocated to all eligible employees based on the percentage of each employee’s eligible compensation to total eligible compensation. The profit sharing contribution is based on the Company’s performance, at the discretion of the Board of Directors, and is allocated to eligible employees once per year. During the year ended December 31, 2006, 50% of the matching and profit sharing contributions were used to purchase Umpqua Holdings Corporation stock with the remaining 50% allocated as directed by the participants. Funding for the 2006 contributions was made during 2007. Thus, the Stock Fund is a nonparticipant directed fund. Participants can immediately transfer their balance in the Stock Fund into the other investment options offered by the Plan. In October 2006, the Board elected to discontinue funding employer match and profit sharing contributions with Company stock. Starting in the year ended December 31, 2007, all employer contributions are funded with cash.

Contributions are subject to regulatory limitations.

Participant accounts – Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution and (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. Participants may direct the investment of their account balances into various investment options offered by the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting – Participants are fully vested at all times in that portion of their accounts attributable to their own contributions and earnings or losses thereon. A participant vests in the Company’s matching and profit sharing contributions and earnings or losses thereon pursuant to the following vesting schedule.

Years of Service	Percentage

Less than 1 year	0%
1 year but less than 2	20%
2 years but less than 3	40%
3 years but less than 4	60%
4 years but less than 5	80%
5 years or more	100%

UMPQUA BANK 401(k) AND PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE 1 – DESCRIPTION OF PLAN – (continued)

Participant loans – Participants may borrow from their accounts a minimum of $1,000 up to 50% of participants’ vested accounts, but not in excess of $50,000. Loans are secured by the balance of the participant’s account and bear fixed, reasonable rates of interest, as determined by the plan administrator. The maximum loan term is five years unless the loan term qualifies as a home loan. Principal and interest are paid ratably through payroll deductions. As of December 31, 2007, the rates of interest on outstanding loans ranged from 4.25% to 9.50% with various maturities.

Payment of benefits – On termination of service due to death, disability, or retirement, a participant may elect to receive a lump-sum amount equal to the value of the participant’s account balance. For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

Forfeitures – Forfeitures are the nonvested portion of a participant’s account that are lost upon termination of employment. Forfeitures are retained in the Plan and will be used to reduce future Company contributions. During 2007, $139,850 in forfeitures was used to reduce employer contributions. As of December 31, 2007 and 2006, respectively, forfeited nonvested accounts totaled $307,690 and $139,850.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of accounting – The financial statements of the Plan are prepared under the accrual method of accounting.

Use of estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

Investment valuation and income recognition – Investments are stated at fair value as determined by the Plan’s trustee, Reliance Trust Company. The Plan’s investments are stated at fair value. Quoted market prices are used to value investments. Shares of registered investment company funds are valued at the net asset value of shares held by the Plan at year-end. Loans to participants are valued at their outstanding balances, which approximate fair value.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

Payment of benefits – Benefits are recorded when paid.

Expenses – Administrative expenses are paid by the Company such as legal and accounting fees. Transaction fees and investment management fees are paid by the Plan

UMPQUA BANK 401(k) AND PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE 3 – INVESTMENTS

Investments – Investments representing 5% or more of net assets available for benefits consist of the following:

	2007	2006

Goldman Sachs Financial Square Prime Fund	$ 8,459,577	$ 6,389,056
Growth Fund of America	$ 8,170,492	$ 7,242,204
Umpqua Holdings Corporation	$ 8,038,482	$ 16,945,990
Dodge & Cox Stock Fund	$ 7,358,671	$ 6,555,242
ING International Value Fund	$ 5,287,705	$ 4,643,358
PIMCO Total Return Fund	$ 4,962,487	NA
Alger MidCap Growth Fund	$ 3,760,357	NA

At times during the year a portion of Umpqua Holdings Corporation stock held by the Plan was unallocated to participants. As of December 31, 2007 there were no unallocated assets. Total unallocated assets equaled $1,269,066 at December 31, 2006. These assets were allocated to participants shortly after.

During 2007, the Plan’s investments (including investments purchased, sold as well as held during the year) appreciated (depreciated) in fair value as determined by quoted market prices as follows:

Mutual funds	$ 3,037,227
Common stock	(6,531,855)
Individually directed accounts	200,790

Net depreciation in fair value of investments	$ (3,293,838)

NOTE 4 – TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated April 8, 2005, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). No provision for income taxes has been included in the Plan’s financial statements.

NOTE 5 – RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market volatility, and credit risk. It is reasonably possible, given the level of risk associated with investment securities that changes in the near term could materially affect a participant’s account balance and the amounts reported in the financial statements.

UMPQUA BANK 401(k) AND PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE 6 – PLAN MERGERS

On April 26, 2007, Umpqua Holdings Corporation acquired North Bay Bancorp. Assets were merged into the Plan from the former plan of North Bay Bancorp on December 31, 2007. As of December 31, 2007, merger assets receivable were $4,030,693, including $56,573 of participant loans.

NOTE 7 – PARTY-IN-INTEREST TRANSACTIONS

Plan investments include shares of the Umpqua Holdings Corporation Stock Fund which is comprised of common stock of the Company.

NOTE 8 – PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right to terminate the Plan and discontinue its contributions at any time. If the Plan is terminated, amounts allocated to a participant’s account become fully vested.

NOTE 9 – RECONCILIATION TO FORM 5500

The following are reconciliations of net assets available for benefits between the financial statements and the Form 5500 as of December 31:

	2007	2006

Net assets available for benefits per financial statements	$ 73,194,636	$ 72,424,188
Less benefits payable not included in the financial
statements until paid	(71,128)	(26,041)

Net assets available for benefits per Form 5500	$ 73,123,508	$ 72,398,147

The following is a reconciliation of total benefits paid to participants for the year ended December 31, 2007:

Total benefits paid per financial statements	$ 9,581,231
Benefit payments reported in 2006 but paid in 2007	(26,041)
Benefit payments reported in 2007 but paid in 2008	71,128

Total benefit payments per Form 5500	$ 9,626,318

SUPPLEMENTAL SCHEDULES

UMPQUA BANK 401(k) AND PROFIT SHARING PLAN
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2007

Plan year:	January 1, 2007, to December 31, 2007
Plan sponsor:	Umpqua Holdings Corporation
Name of Plan:		Umpqua Bank 401(k) and Profit Sharing Plan
EIN:	93-0419143
Plan number:	001
		(c)
	(b)	Description of Investment, Including		(e)
	Identity of Issue, Borrower, Lessor	Maturity Date, Rate of Interest,	(d)	Current
(a)	or Similar Party	Collateral, Par or Maturity Value	Cost	Value

	Alger MidCap Growth Fund	Mutual fund	**	$ 3,760,357
	Columbia Acorn Z Fund	Mutual fund	**	2,343,727
	Davis NY Venture A Fund	Mutual fund	**	2,954,981
	Dodge & Cox Stock Fund	Mutual fund	**	7,358,671
	Dreyfus Mid Cap Index Fund	Mutual fund	**	1,272,472
	American Funds Europacific Growth Fund	Mutual fund	**	3,061,233
	Goldman Sachs Financial Square Prime Fund	Mutual fund	**	8,459,577
	Growth Fund of America A Fund	Mutual fund	**	8,170,492
	ING International Value Fund	Mutual fund	**	5,287,705
	PIMCO Total Return Fund	Mutual fund	**	4,962,487
	Royce Low Priced Stock Fund	Mutual fund	**	1,753,481
	Vanguard Balanced Index Fund	Mutual fund	**	567,927
	Vanguard 500 Index Fund	Mutual fund	**	3,363,279
	Vanguard Money Market Fund	Mutual fund	**	18,412
	VKM Equity & Income Fund	Mutual fund	**	3,413,436
	Acadian Emerging Markets Fund	Mutual fund - IDA	**	3,510
	Charles Scwhab Health Care Fund	Mutual fund - IDA	**	21,883
	Janus Global Technology Fund	Mutual fund - IDA	**	19,141
	Janus Oveseas Fund	Mutual fund - IDA	**	32,251
	Matthews China Fund	Mutual fund - IDA	**	18,495
	SSGA Inst Gov Money Market Fund	Mutual fund - IDA	**	22,826
	Charles Scwhab Money Market Fund	Mutual fund - IDA	**	118
	Charles ScwhabValue Advantage	Mutual fund - IDA	**	103,555
	Charles Scwhab Global Real Estate Fund	Mutual fund - IDA	**	8,509
	U.S. Global Investors Global Resources Fund	Mutual fund - IDA	**	16,166
*	Umpqua Holdings Corporation	Common stock	$11,855,898	8,007,802
*	Umpqua Holdings Corporation	Common stock – IDA	**	30,680
	3M Co	Common stock – IDA	**	25,296
	Allegheny Corp.	Common stock – IDA	**	45,024
	Altera Corporation	Common stock – IDA	**	71,484
	Avaya Inc. Com	Common stock – IDA	**	-
	Baker Hughes, inc.	Common stock – IDA	**	64,880
	Cimarex Energy Co.	Common stock – IDA	**	55,799
	Cisco Systems Inc.	Common stock – IDA	**	10,828
	CME Group Inc - A	Common stock – IDA	**	12,348
	Coca Cola Co.	Common stock – IDA	**	116,603
	Comcast Corp.	Common stock – IDA	**	67,950
	Discovery Holding Co-A	Common stock – IDA	**	18,352
	Dresser-Rand Group Inc.	Common stock – IDA	**	54,670
	Etrade Financial Corp	Common stock – IDA	**	710
	Force Protection Inc	Common stock – IDA	**	187
	General Electric Co	Common stock – IDA	**	96,382
	L-3 Communication Holdings Inc.	Common stock – IDA	**	74,158
	Liberty Global	Common stock – IDA	**	69,411
	Liberty Global – Ser A	Common stock – IDA	**	34,174

UMPQUA BANK 401(k) AND PROFIT SHARING PLAN
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2007

		(c)
	(b)	Description of Investment, Including		(e)
	Identity of Issue, Borrower, Lessor	Maturity Date, Rate of Interest,	(d)	Current
(a)	or Similar Party	Collateral, Par or Maturity Value	Cost	Value

	Liberty Media Corp.	Common stock – IDA	**	52,012
	Liberty Media Hold-Cap Ser A	Common stock – IDA	**	63,487
	Microsoft Corp.	Common stock – IDA	**	117,480
	National Instruments Corp	Common stock – IDA	**	53,328
	Newfield Exploration	Common stock – IDA	**	94,860
	Noble Energy Inc.	Common stock – IDA	**	100,990
	Patriot Coal Corp	Common stock – IDA	**	1,670
	Peabody Energy Corp	Common stock – IDA	**	24,656
	Praxair, Inc.	Common stock – IDA	**	88,710
	Progressive Corp	Common stock – IDA	**	38,320
	Rogers Wireless Communications	Common stock – IDA	**	113,125
	Sanofi - Aventis	Common stock – IDA	**	45,530
	Scripps Howard Inc.	Common stock – IDA	**	36,008
	SLM Corp	Common stock – IDA	**	22,154
	United Health Group Inc.	Common stock – IDA	**	110,464
	Wachovia Corp	Common stock – IDA	**	49,439
	Wal-mart	Common stock – IDA	**	90,307
	Waste Management Inc.	Common stock – IDA	**	65,340
	Willis Group Holdings, Ltd.	Common stock – IDA	**	75,940
	Participant loans	4.25% – 9.50%, various maturity dates	-	977,083

				$ 68,072,332

*	Indicates party-in-interest
**	Information is not required as investments are participant directed.

UMPQUA BANK 401(k) AND PROFIT SHARING PLAN SCHEDULE OF REPORTABLE TRANSACTIONS YEAR ENDED DECEMBER 31, 2007

Plan year:	January 1, 2007, to December 31, 2007
Plan sponsor:	Umpqua Holdings Corporation
Name of Plan:	Umpqua Bank 401(k) and Profit Sharing Plan
EIN:	93-0419143
Plan number:	001

(iii) Schedule of series of transactions in same security that exceeds 5% of value of Plan assets

(h)
(a)					(f)		Current Value	(i)
Identity of	(b)	(c)	(d)	(e)	Expenses	(g)	of Asset on	Net
Party	Description	Purchase	Selling	Lease	Incurred with	Cost of	Transaction	Gain or
Involved*	of Asset	Price	Price	Rental	Transaction	Assets	Date	(Loss)

Umpqua Holdings Corporation	Common stock	$ 2,768,541					$2,768,541
Umpqua Holdings Corporation	Common stock		$ 4,384,994			$ 5,427,804	$ 4,384,994	$(1,042,810)

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	June 25, 2008	Umpqua Bank 401(k) and Profit Sharing Plan

By: /s/ Steven L. Philpott
Steven L. Philpott
Chair of the Umpqua Bank 401(k) Advisory
Committee, Plan Administrator

EXHIBIT INDEX
Exhibit	Description
23.1	Consent of Independent Registered Public Accounting Firm